File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd. TSX-KRR

02055519

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

September 30, 2002

02 OCT 21 AM 9:41

Office of International Finance (4193)
Attention: Listing Dept.
Securities & Exchange Commission
450 - 5th St. NW
Washington, DC 20549
USA
Phone: 202 272 3246 Fax: 202 272 2677

SUPPL

File #82-666 Rule 12g3-s(b)

Dear Sir or Madam;

Enclosed please find **one set of** the following information for the first quarter ended July 31, 2002:

1. Quarterly report – 3 months ended July 31, 2002

Yours truly,
KETTLE RIVER RESOURCES LTD.

Ellen Clements, Director

Encl.

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

dlw 10/29

C:\WINDOWS\Desktop\compliance-mailout-ltrs\LtrA-BLANK.doc
9/30/02

File #82-666
Rule 12g3-2(b)

INCORPORATED AS PART OF: Schedule A

British Columbia Securities Commission

ORIGINAL

QUARTERLY AND YEAR END REPORT
BC FORM 51-901 (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

ISSUER DETAILS

NAME OF ISSUER	FOR THE FIRST QUARTER ENDED	DATE OF REPORT Y	M	D
Kettle River Resources Ltd.	**July 31, 2002**	**2002**	**09**	**26**

ISSUER'S ADDRESS

Box 130, 298 Greenwood Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX	ISSUER TELEPHONE
Greenwood	**BC**	**V0H 1J0**	**250 445 2259**	**250 445 6756**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE
Ellen Clements	**Director**	**1 800 856 3966**

CERTIFICATE
Three schedules are required to complete this Quarterly Report, the disclosure contained therein has been approved by the Board of Directors. Schedule A: Financial information, Schedule B: Supplementary information and Schedule C: Management Discussion. Please note this Form is incorporated as part of both the required filing of Schedule A and Schedules B & C. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	DIRECTOR'S NAME	DATE SIGNED Y	M	D
• "George Stewart"	**George O.M. Stewart**	2002	09	26

DIRECTOR'S SIGNATURE	DIRECTOR'S NAME	DATE SIGNED Y	M	D
• "Ellen Clements"	**Ellen Clements**	2002	09	26

KETTLE RIVER RESOURCES LTD.
Balance Sheets
July 31, 2002 and April 30, 2002

	July 31, 2002	April 30, 2002
ASSETS	**$**	**$**
CURRENT ASSETS		
Cash and term deposits	**50,204**	53,652
Accrued interest and other amounts receivable	**3,401**	4,109
Marketable securities (Note 3)	**3,884**	3,884
Prepaid expenses	**1,885**	3,327
	59,373	64,972
INVESTMENTS (Note 4)	**123,417**	132,803
CAPITAL ASSETS (Note 5)	**99,593**	101,067
MINERAL PROPERTIES (Note 6)	**1,664,353**	1,640,345
	$1,946,737	$1,939,187
LIABILITIES and SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	**75,668**	51,258
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	**8,178,006**	8,155,506
Deficit	**(6,306,937)**	(6,267,577)
Nature of operations (Note 1)	**1,871,068**	1,887,929
	$1,946,737	$1,939,187

APPROVED BY THE BOARD

"George O.M. Stewart"

George O.M. Stewart, Director

"Ellen Clements"

Ellen Clements, Director

KETTLE RIVER RESOURCES LTD.
Statements of Operations and Deficit
For the three months ended

	July 31, 2002	July 31, 2001
ADMINISTRATIVE EXPENSES	**$**	$
Accounting, audit & legal	**3,048**	5,272
Advertising, promotion & printing	**374**	677
Amortization	**460**	552
Licenses, insurance, filing & transfer agent fees	**2,277**	5,257
Management fees, wages & benefits (net of recoveries)	**21,277**	23,603
Office & sundry	**416**	1,233
Office building expenses	**2,604**	2,703
Telephone	**234**	743
Travel	**372**	751
	31,963	40,791
Equity In Loss of New Nadina Explorations Limited	**3,967**	4,776
Write Down of Marketable Securities	**nil**	6,717
Property Investigation Costs	**3,636**	7,870
Total Expenses	**39,566**	60,154
Less Income		
Interest and investment	**206**	3,702
Loss for the period	**(39,360)**	(56,452)
Deficit, beginning of period	**(6,267,577)**	(4,555,134)
Deficit, end of period	**(6,306,937)**	(4,611,586)
Loss per share	**($0.01)**	($0.01)

KETTLE RIVER RESOURCES LTD.
Statements of Cash Flows
For the three months ended

	July 31, 2002	July 31, 2001
CASH PROVIDED BY (USED IN)	$	$
Operating		
Loss for the period	(39,360)	(56,452)
Items not involving cash		
Amortization	460	552
Equity in loss of New Nadina Explorations Limited	3,967	4,776
Write down of marketable securities	nil	6,717
Changes in non-cash operating working capital	26,561	(47,279)
	(8,372)	(91,686)
Financing		
Shares issued for cash	22,500	nil
Investing		
Increase in investments	5,418	(7,782)
Mineral Property Acquisition costs	(313)	nil
Deferred exploration expenditures, net of amortization of capital assets	(22,681)	(24,880)
	4,924	(32,662)
Decrease In Cash	3,448	(124,348)
Cash And Term Deposits, Beginning of Period	53,652	227,645
Cash And Term Deposits, End of Period	50,204	103,297
B.C. mining exploration tax credit received	nil	11,154
Non-cash investing activity		
Amortization of capital assets capitalized to mineral properties	1,013	1,184

KETTLE RIVER RESOURCES LTD.

Statements Deferred Exploration & Development Expenditures

For the three months ended

	July 31, 2002
	$
Allocation of management fees, salaries, wages & benefits	5,500
Amortization	1,013
Assessment and recording	1,049
Exploration costs	9,610
Legal and miscellaneous	1,848
Roadwork/Reclamation and Fencing	324
Rent	2,160
Taxes	1,546
Travel and accommodation	644
Net Change During The Period	23,694
Deferred Exploration Expenditures - beginning of period	1,354,344
Deferred Exploration Expenditures – end of period	1,378,038

See accompanying notes to financial statements

Deferred Expenditures – by property	Greenwood Area	DHK	Naket JV	3 months July 31, 2002
	$	$	$	$
Allocation of management fees, salaries, wages & benefits	4,500	1,000		5,500
Amortization	722	213	78	1,013
Filing fees/ Assessment	1,049			1,049
Exploration	5,741	159	10	5,910
Geological, Field programs	3,000		700	3,700
Legal & Miscellaneous	268	1,580		1,848
Storage-equipment	2,160			2,160
Roadwork/Reclamation	324			324
Taxes	1,546			1,546
Travel	109	535		644
TOTAL EXPENSES	19,419	3,487	788	23,694

KETTLE RIVER RESOURCES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

Three month period

1. NATURE OF OPERATIONS

The Company was incorporated on October 17, 1980 under the laws of British Columbia and its principal business activity is mineral property exploration. The Company, directly and through joint ventures, is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development, and the generation of sufficient income through future production from, or the disposition of, such assets.

2. ACCOUNTING POLICIES

These interim financial statements follow the same accounting policies and methods of their application as the annual financial statements. These interim financial statements do not include in all respects the annual disclosure requirements of generally accepted accounting principles and should be read in conjunction with the most recent annual financial statements.

3. MARKETABLE SECURITIES

Securities of public companies	July 31, 2002
Cost	$ 79,406
Write down to market value	75,522
Market value	$ 3,884

4. INVESTMENTS

	July 31, 2002
New Nadina Explorations Limited	
At cost	$ 426,126
Write down at April 30, 2002	(216,593)
Equity in losses of New Nadina Explorations Limited	(87,890)
Advances	1,774
	$ 123,417

The investment in New Nadina Explorations Limited, a public company, has been accounted for on the equity basis. At July 31, 2002, the company owned 1,794,432 shares representing 15.3%. The quoted market value of the common shares at July 31, 2002 was $107,666.

5. CAPITAL ASSETS

				July 31, 2002
	RATE	Cost	Accumulated Amortization	Net
Land		$15,000	nil	$ 15,000
Paving	8%	5,460	2,127	3,333
Buildings	4%-5%	110,401	39,667	70,734
Mining equipment	30%	126,765	122,800	3,965
Office equipment	20%	53,972	47,434	6,538
Trailer	30%	21,861	21,842	19
Automobiles	30%	5,417	5,413	4
		$338,876	239,283	$ 99,593

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS
Three month period

6. MINERAL PROPERTIES

	Balance April 30, 2002	Expenditures Net of Government Assistance	**Balance July 31, 2002**
Deferred Exploration Expenditures			
Greenwood Area - BC	$954,096	19,419	**973,515**
DHK Resources Ltd. - NWT	285,997	3,487	**289,484**
Skylark - BC	9,162	nil	**9,162**
Naket – Nunavut	105,089	788	**105,877**
	1,354,344	23,694	**1,378,038**
Acquisition Costs			
Greenwood Area	124,618		**124,618**
DHK Resources Ltd. - NWT	3,134	313	**3,137**
Skylark - BC	3,199		**3,199**
Naket - Nunavut	22,691		**22,691**
	153,642	313	**153,956**
Investment in DHK Resources Ltd.	132,359		**132,359**
	286,001		**286,315**
	$1,640,345	$24,007	**$1,664,353**

7. SHARE CAPITAL
a) Authorized: 50,000,000 common shares without par value

b)

Issued	**July 31, 2002**	
	No. of Shares	**Consideration**
Opening balance	5,203,611	$8,854,360
Less treasury shares at cost July 26, 2002	(256,000)	(698,854)
Options exercised	150,000	22,500
Ending balance	5,097,611	$8,178,006

Warrants	**Number**	**Price/share**	**Total Value**	**Expiry**
Issued March 5, 2001	200,000	$0.50	$100,000	July 16, 2002
Expired July 16, 2002	-200,000			
Issued Feb. 28, 2002	350,000	$0.15	$52,500	Feb 4, 2004
Balance:	**350,000**			

Options	**Issued**	**Exercise price**	**Expiry**
Directors	205,000	$0.15	March 11, 2003
Exercised July 26, 2002	-125,000		
Director	100,000	$0.15	January 10, 2006
Exercised July 26, 2002	-25,000		
Employees	25,000	$0.15	March 11, 2003
Balance:	**180,000**		

8. RELATED PARTY TRANSACTIONS
An aggregate $31,896 was incurred to related parties and directors for wages, professional services, management, rentals and legal services. As at July 31, 2002 $55,343 is included in accounts payable.

9. Directors at the date of the report are:
George O.M. Stewart, Ellen Clements, Gerald H. Rayner, Brian E. Abraham

Kettle River Resources Ltd. TSX V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

BC Form 51 - 901 Quarterly Report
For the Three month period ended July 31, 2002

September 26, 2002

SCHEDULE B – Supplemental Information

Refer to the financial statement and notes.

SCHEDULE C - Management Discussion and Analysis

Exploration activity:

- DHK Diamonds Inc:
  All claims on the WI and DHK Claim Blocks have been allowed to forfeit. The Company acquired a 25% working interest in nine claims within the WO Claim Block from Dentonia Resources Ltd. and will participate in further acquisitions on a similar basis. Three areas covering the DO27 kimberlite cluster have been taken to lease. Open ground to the north, south and east of the leases have been staked by an outside party. Certain associates of the DHK properties have entered agreements with an outside party on three claims in the southern portion of the WO Claim Block. On Aug. 19, 2002, DHK Diamonds Inc. reported a drill intersect of 127 feet of kimberlite on one of the four targets drilled. BHP reported they have curtailed further work on the kimberlite sample pending execution of property agreements. Should BHP conduct a bulk test and earn their interest, the DHK interest in the W0 Claim Block would be reduced to 20%. The excluded areas containing known kimberlites would be 75% DHK when the agreement with Kennecott is concluded. Kettle River is an equal 1/3 partner in DHK Diamonds Inc. Once interests have been earned and interests established, Kettle River will contribute 1/3 of 20% costs (DHK portion) to pre-approved exploration programs.
- NAKET:
  New Nadina Explorations Limited, the 50% JV partner, is currently planning fieldwork mainly consisting of sampling.
- Greenwood Area:
  Fieldwork is currently being conducted on 100% owned properties within the Greenwood area for gold, copper and silver. A 336 acre parcel, in close proximity to the Southern Provincial Highway will be offered for sale. In the normal course of exploration a number of claims have been allowed to lapse as having no present potential.

Operation and financial condition:

At the end of the quarter, the Company had current assets of $59,373 with current liabilities of $75,668 resulting in a working capital deficiency of $16,295. The loss for the period was $39,360 compared with $56,452 for the same period last year. Included are $31,963 (2001 - $40,791) administrative expenses and $3,636 (2001 - $7,870) in property investigation costs. There are no shares held in escrow and of the fifty million authorized common shares, there are 5,097,611 issued net of the 256,000 Company owned shares.

Financings, Principal Purposes And Milestones

- Financing of the company and its exploration projects is mainly dependant on equity financing and subject to market conditions. The Company continues to explore for minerals and diamonds on land currently held as well as search for additional properties of merit. Current exploration expenditures on the NAKET and DHK are funded through joint venture operations.
- In addition to equity financing, the Company plans to dispose of certain real estate to finance ongoing activities.
- During the period directors exercised 150,000 share options at 15 cents realizing $22,500. The per share market price at the time of exercise was 13 cents.

The Annual General Meeting of the Company will be held on October 16, 2002 at 10 a.m. in the boardroom of Lang Michener at 1500 – 1055 West Georgia Street in Vancouver. Shareholders of record on date, September 10, 2002 will be entitled to vote.

Kettle River explores for diamonds, precious and base metals in North America and trades on the Canadian Venture Exchange (CDNX) symbol KRR.V. News bulletins, financial reports and share price information, with current bid/ask information is available on both the **TSX Venture Exchange** website www.tse.com, the company website www.kettleriver.com or at www.sedar.com. The Company directors address investor relations issues and can be contacted at their toll free number: 1 800 856 3966.

"George O.M. Stewart"

George O.M. Stewart
President